Exhibit 10.1

March 17, 2005

Robert A. Eckel

3 Seminole Circle

Andover, Massachusetts 01810

SUBJECT:  Offer of Employment

Dear Bob:

On behalf of Digimarc Corporation (the “Company”), I am pleased to confirm our offer of employment for the position of President, Digimarc ID Systems, LLC.  You will report to Bruce Davis, Chairman and Chief Executive Officers of the Company.  Your job duties may, of course, evolve and change with time, as the Company’s needs change.

The following summarizes the benefits and terms relating to this offer.

Your initial compensation will consist of a base salary of $270,000 per year, payable bi-weekly.   In addition, we will provide you a sign-on bonus of $50,000, payable 30 days after your start date.  You also will be eligible to participate in Digimarc’s Discretionary Incentive Bonus Program.  You will be eligible for a potential annual bonus of $120,000 and a peer performance bonus of an additional $30,000 to be paid annually.  A portion of this bonus will be guaranteed under the following circumstances.  If you begin employment on or before May 2, 2005, the Company will guarantee $75,000 of the $90,000 prorated incentive bonus for 2005.  Details of this bonus will be determined between you and Bruce Davis no later than 60 days after your date of hire.

Provided you satisfy standard eligibility criteria, you will receive Company health, dental, vision, short-term and long-term disability and life insurance, and your dependents will receive Company health, vision, and dental insurance.  There is an employee contribution to cover you and your dependents.  You will be eligible to participate in the Digimarc 401(k) Plan on the first day of the month following your date of hire.  Also, each year you will receive time off for certain recognized holidays and 160 hours of flexible time off.  All Company policies, including policies regarding medical coverage and other employee benefits, may be amended by the Company from time to time or discontinued, in the Company’s sole discretion.

Subject to your acceptance of this offer, and approval by the Compensation Committee of the Board of Directors, you will receive a Stock Option to purchase 250,000 shares of Digimarc common stock, pursuant to the Digimarc Stock Incentive Plan.  The option will be evidenced by a stock option agreement between you and Digimarc which shall contain the terms and conditions of the option, including but not limited to, the exercise price for shares purchased under the option and the vesting schedule.

The strike price is determined by the closing price of our stock on the effective date of the grant made by the Compensation Committee (usually the date of hire).  The new hire grant vest over four years.  Under the terms of our plan, 25% of the grant vests one year from the initial date of grant, and then vests daily in the amount of 1/1460 of the share each day for the next three years, so that 100% of the initial grant will vest during the four year period.

The highly confidential nature of our business makes it necessary for Digimarc to obtain a credit report, criminal background and reference check on all prospective employees.  As such, this offer of employment is contingent upon Digimarc completing these background checks.  You have already signed an Authorization for Release of Information form, which will enable us to proceed with the check.  Credit reports and criminal background checks are performed by Premier Employment Screening Services, an outside agency.  Please note that a “poor” credit history or criminal conviction will not necessarily act as a bar to employment if Digimarc is satisfied that it will not affect performance on the job.  We would anticipate completion of these reports five working days.

In addition, this offer is contingent successful upon your signing the following forms:

Non-Disclosure/Non-Compete Agreement:  This document refers to the non-disclosure of confidential information, ownership of inventions and a non-compete agreement.  The Company requires all employees to sign this document prior to employment.  This letter and the Non-Disclosure/Non-Compete constitute the entire agreement between you and the Company and supersede and replace any prior agreement either written or oral.

Employment Eligibility Verification Form (Form I-9): We are required by the Immigration Reform and Control Act of 1986 to have this form completed and on file for all Company employees.  The I-9 form will be included in your new hire packet to be given to you at your new hire orientation.  Please bring the appropriate eligibility documents mentioned in the I-9 with you on your start date.

While it is our belief that our relationship will be a positive one, it is appropriate to advise you that the Company is an “at-will” employer and does not offer employment on a fixed-term basis and either you or the Company can terminate it at any time and for any reason.  The representations in this letter and from our meetings with you should not be construed in any manner as a proposed contract for any fixed term.  Further, you will be expected to comply with all rules, policies and procedures of the Company as they may be modified from time to time and your failure to follow such rules, policies or procedures could result in disciplinary action including termination of your employment.

Should you have any questions concerning any part of this offer letter, please call me. Although we believe that the terms of this letter are consistent with all applicable laws, we employ people in a number of different jurisdictions. To the extent that any provision of this letter or the Employment Agreement expressly conflicts with the local laws applicable to you, the terms of such local law shall govern.   To confirm your acceptance of this offer, please sign the original of this letter where indicated and return to me at my confidential fax, 503.469.xxxx.

During the course of our discussions, we have referenced a number of employment terms in a document entitled the Employment Offer Term Sheet.  That document is appended to this letter, and will be deemed part of this offer of employment.

No one has the power to modify these basic terms of your employment offer other than the Chief Executive Officer of the Company and any such modification must be in writing in order to be effective. We would anticipate your first day with Digimarc to be on or before Monday, May 2, 2005.  This offer will expire on Friday, April 8, 2005 at 3:00 PM (PST).

Let me close by affirming our belief that the skills and enthusiasm you bring to the Company will be instrumental to our future success and we look forward to welcoming you to Digimarc!

Sincerely,

Bruce Davis

Chairman and Chief Executive Officer

Digimarc Corporation

I accept Digimarc Corporation’s offer of employment under the terms outlined in this letter.

/s/ Robert Eckel	4/11/05
Name	Date

Attachment:

Employment Offer Term Sheet